Exhibit (a)(14)

For Immediate Release

AEROSONIC CORPORATION ANNOUNCES END OF “GO-SHOP” PERIOD

CLEARWATER, FL – May 30, 2013 – Aerosonic Corporation (“Aerosonic”) (NYSE MKT: AIM) announced today the expiration of the 40-day “go-shop” period pursuant to the terms of the previously announced definitive merger agreement (the “Agreement”), entered into between TransDigm Group Incorporated, a Delaware corporation (“TransDigm”), and Aerosonic on April 19, 2013.

Under the terms of the Agreement, Aerosonic had the right to solicit a superior acquisition proposal from third parties until 11:59 p.m. EST on May 29, 2013, a period of 40 calendar days after the execution of the Agreement. During this “go-shop” period, Aerosonic and its financial advisor, Bluestone Capital Partners, at the direction of Aerosonic’s Board of Directors, contacted 101 potential alternative financial and strategic acquirers. None of the prospective acquirers contacted during the “go-shop” period indicated an interest in submitting a proposal to acquire Aerosonic, and no other person has made an unsolicited inquiry or proposal during the “go-shop” period.

As previously announced, TransDigm has commenced a tender offer to acquire all of the outstanding shares of Aerosonic for $7.75 per share in cash (the “Offer”). The Offer is being made pursuant to the terms of the Agreement and is subject to customary closing conditions, including valid tender of shares representing at least a majority of Aerosonic’s then outstanding shares on a fully diluted basis. If the Offer is successfully completed, stockholders of Aerosonic will receive $7.75 in cash for each share of the common stock of Aerosonic tendered in the Offer, without interest and less any applicable withholding taxes. The Offer is scheduled to expire at 12:00 Midnight, New York City time, on Tuesday, June 4, 2013, unless otherwise extended.

As described in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Aerosonic with the Securities and Exchange Commission on May 7, 2013, Aerosonic’s Board of Directors unanimously recommends that Aerosonic’s stockholders accept the Offer and tender their shares pursuant to the Offer.

About Aerosonic

Aerosonic designs and manufactures proprietary, highly engineered aviation components for use on commercial and military aircraft. Major product offerings include both mechanical and digital altimeters, airspeed indicators, rate of climb indicators, microprocessor controlled air data test sets, angle of attack stall warning systems, integrated air data sensors and other aircraft sensors, monitoring systems and flight instrumentation.

Additional Information

On May 7, 2013, TransDigm filed with the United States Securities and Exchange Commission (the “SEC”) a tender offer statement on Schedule TO regarding the tender offer described herein and Aerosonic filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9.

AEROSONIC STOCKHOLDERS ARE URGED TO READ THESE MATERIALS CAREFULLY SINCE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING TERMS AND CONDITIONS OF THE OFFER. The tender offer statement and other documents filed by TransDigm and Aerosonic with the SEC are available for free at the SEC’s web site (http://www.sec.gov). In addition, these materials are available free of charge to Aerosonic stockholders from Georgeson Inc., the Information Agent for the Offer, at (800) 868-1390 (toll-free).

Some of the statements in this press release constitute “forward-looking statements.” These statements are related to the expected timing, completion and effects of the proposed transaction or other future events, and may be identified by terminology such as “may,” “will,” “should,” “expects,” “scheduled,” “plans,” “intends,” “anticipates,” “believes,” “estimates,” “potential,” or “continue,” or the negative of such terms, or other comparable terminology. These statements are only predictions and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Aerosonic might not be able to complete the proposed transaction on terms described above, other acceptable terms or at all because of a failure to satisfy closing conditions, including receipt of sufficient tenders, or other factors. Aerosonic makes no promise to update any forward-looking statement, whether as a result of changes in underlying factors, new information, future events or otherwise.

Media / Investor Contact

Aerosonic Corporation Mark Perkins Executive Vice President of Sales and Marketing (727) 461-3000 mperkins@aerosonic.com